Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited)

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
	(Dollars in Millions)

Income (loss) from continuing operations, before income taxes	$164	$158	$191	$43	$(105)	$237	$226
Less:
Equity in earnings of affiliates	8	5	6	13	20	6	5
Add:
Cash dividends received	—	—	—	3	3	—	—
Interest portion of rent expense	45	42	44	42	40	36	33
Interest expense	375	424	445	418	419	303	275
Amortization of capitalized interest	9	9	9	8	8	7	7
Earnings (loss), as adjusted	$585	$628	$683	$501	$345	$577	$536

Fixed charges

Interest expense	375	424	445	418	419	303	275
Capitalized interest	8	4	9	10	11	4	5
Interest portion of rent expense	45	42	44	42	40	36	33
Total fixed charges	$428	$470	$498	$470	$470	$343	$313
Preference dividends pre-tax	38	38	10	—	—	17	29
Total combined fixed charges and preferred dividends	$466	$508	$508	$470	$470	$360	$342

Ratio of earnings to fixed charges	1.4x	1.3x	1.4x	1.1x	—	1.7x	1.7x
Ratio of earnings to combined fixed charges and preferred dividends	1.3x	1.2x	1.3x	1.1x	—	1.6x	1.6x
Deficiency	—	—	—	—	125	—	—